Exhibit 8.1

SUBSIDIARIES OF XTL BIOPHARMACEUTICALS LTD.

Name of Subsidiary	Percent Owned	Jurisdiction of Incorporation
XTEPO, Ltd.	100%	Israel
The Proxy Social Ltd.[1]	100%	Israel
Psyga Bio Ltd	83.7%	Israel

(1)	Based on a legal opinion provided by an Israeli commercial litigation expert, and following a dispute with the former The Social Proxy Ltd. (“TSP”) shareholders, the effective control over TSP since January 1, 2025 was held by the former stockholders of TSP and we had no control over TSP during 2025. We do not consolidate TSP in our financial statements effective January 1, 2025, notwithstanding that we held 100% of its share capital during the fiscal year ending December 31, 2025.